Exhibit 10.14

June 21, 2007

Pat Bogusz
5141 Ewing Ave. S.
Minneapolis, MN 55410

Dear Pat,

We are pleased to extend you an offer for the position of Vice President/Controller with BioScrip, Inc. (together with its subsidiaries, the “company”), reporting to Phil Keller, Vice President of Finance. We would like your promotion to become effective on June 25, 2007.

This offer includes an annual salary of $165,000. Additionally, in your new position you will be eligible to participate in an incentive plan that is designed to deliver an annual bonus targeted at 30% of base salary. You will be entitled to four weeks (20 business days) of vacation per year. Your vacation will be earned according to the customary policies of the Company. In addition, your group life insurance coverage will increase to $300,000. You will continue to be option/grant eligible commensurate with your level of employment. Any future options and grants will be determined by the Board when they next convene.

Following commencement of your promotion, if you are terminated by the Company (or any successor) other than for “Cause” (as defined below) you will be entitled to receive severance payments equal to twelve (12) months of salary at your then current salary level, payable in accordance with the Company’s then applicable payroll practices and subject to all applicable federal, state and local withholding, and (ii) all outstanding securities contemplated to be issued under the terms of the Company’s 2001 Incentive Stock Plan granted to you and held by you at the time of termination shall vest and become immediately exercisable and shall otherwise be exercisable in accordance with their terms and conditions. If your employment with the Company is terminated for any reason whatsoever, whether by you or the Company, the Company would not be liable for, or obligated to pay you any stock or cash bonus compensation, incentive or otherwise, or any other compensation contemplated hereby not already paid or not already accrued as of the date of such termination, and no other benefits shall accrue or vest subsequent to such date.
For purposes of this Agreement, “Cause” shall mean any of the following: (i) commission by you of criminal conduct which involves moral turpitude; (ii) acts which constitute fraud or self-dealing by or on the part of you against the Company or any of its subsidiaries, including, without limitation, misappropriation or embezzlement; (iii) your willful engagement in conduct which is materially injurious to the Company or any of its subsidiaries; (iv) your gross misconduct in the performance of duties as an employee of the Company, including, without limitation, failure to obey lawful written instructions of the Board of Directors of the Company, any committee thereof or any executive officer of the Company or failure to correct any conduct which constitutes a breach of any written agreement between you and the Company or of any written policy promulgated by the Board of Directors of either the Company, any committee thereof or any executive officer of the Company, in either case after not less than ten days' notice in writing to you of the Company's intention to terminate you if such failure is not corrected within the specified period (or after such shorter notice period if the Company in good faith deems such shorter notice period to be necessary due to the possibility of material injury to the Company).

Please confirm your decision to accept this position by signing, dating, and returning this letter to me. If you have any questions regarding your promotion, please don’t hesitate to call me at 952-979-3633. Congratulations on your new position.

Sincerely,
I accept the offer of employment as stated.
/s/ Becky Skouge

Beckey Skouge                   /s/ Pat Bogusz                6/21/07
Director, Human Resources            Pat Bogusz                    Date